

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

Via Email
Steven W. Streit
Chairman, President and Chief Executive Officer
Green Dot Corporation
605 E. Huntington Drive, Suite 205
Monrovia, CA 91016

      Re: **Green Dot Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 28, 2011
            Form 10-Q for Fiscal Quarter Ended September 30, 2011
            Filed November 10, 2011
            File No. 001-34819

Dear Mr. Streit:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Mark Webb

                    Mark Webb
                    Legal Branch Chief